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Exhibit 14.1

America's Car-Mart, Inc.

Code of Business Conduct and Ethics

This Code of Business Conduct and Ethics ("Code") applies to each Associate and director of America's Car-Mart, Inc. and its subsidiaries (herein collectively referred to as the "Company"). This Code provides a general statement of the Company's expectations regarding ethical standards that each Associate and director should adhere to while acting on behalf of the Company. The provisions below, which constitute the Code, are part of the Associate Handbook that is provided to each Associate and director of the Company. Associates are required to sign an acknowledgement stating they have received the Handbook and agree to comply with it.

  Honesty—The Company's reputation for honesty is one of our greatest assets. Likewise, your reputation for honesty can be one of your greatest assets. You should always conduct yourself in a professional manner and maintain the highest level of integrity in all your dealings with customers, vendors, fellow Associates and others.

  Our credibility with our customers and vendors is the most important element in our relationship with them. Misrepresentation to a customer or vendor is against Company policy and also against the law. The law provides that... "an employee can be held personally liable".

  It is no secret that the used car industry has been stereotyped with a reputation for being less than completely honest and forthright. With that in mind we take our stance on honesty very seriously. Any misrepresentation of a vehicle or any pertinent facts to a customer may be grounds for termination of your employment.

  Compliance with Laws, Rules and Regulations—The Company will comply with all laws and governmental regulations that are applicable to our activities, and we expect that all Associates acting on behalf of the Company will obey all such laws and regulations. Specifically, we are committed to (i) maintaining a safe and healthy work environment, (ii) supporting fair competition and laws that prohibit unfair trade practices, (iii) conducting our activities in full compliance with all applicable environmental laws, (iv) keeping the political activities of the Company's Associates separate from the Company's business, (v) prohibiting illegal payments to any government official or political party representative; and (vi) complying with all applicable state and federal securities laws.

  Accurate and Timely Periodic Reports—As a public company, we are committed to providing investors with full, fair, accurate, timely and understandable disclosures in the periodic reports we are required to file or submit to the Securities and Exchange Commission, and in other public communications. It is of critical importance that the Company's filings and submissions with the Securities and Exchange Commission be accurate and timely. Depending on your position with the Company, you may be called upon to provide information to assure that the Company's public reports are complete, fair and understandable. We expect all of our Associates to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company's public disclosure requirements, and to provide accurate information and reports that are used in the preparation of the Company's financial statements.

  The Accounting Department bears a special responsibility for promoting integrity throughout the organization, with responsibilities to stakeholders both inside and outside of the Company. The Chief Executive Officer, Chief Financial Officer and all Accounting Department personnel have a special role both to adhere to these principles themselves and to ensure that a culture exists throughout the Company as a whole that ensures the fair and timely reporting of the Company's financial results and condition. To this end, the Company shall (i) comply with generally accepted accounting principles at all times, (ii) maintain books and records that accurately and fairly reflect the Company's transactions, (iii) prohibit the establishment of any undisclosed or unrecorded funds or assets, (iv) maintain a system of internal controls that will provide reasonable assurances to management that material information about the Company is made known to management in a timely fashion, particularly during the periods in which the Company's periodic reports are being prepared, and (v) present information in a clear, understandable and orderly manner.

  Confidentiality—In your job you will be exposed to variety of information concerning the Company's business. Along with the information comes a responsibility to keep it within our Company. Much of the information we share—costs of cars, financing terms, rates of return, delinquency percentages, accounting and financial information, customer lists, vendor information, personnel information, etc.—is confidential. It is up to every one of us to maintain our competitive edge by keeping this information within our Company. We consider it a serious violation of company policy if you disclose any such information to an outsider.

  Customer Information— As with our company information, we take an equally serious stance on the confidentiality of our customers' information. We have been entrusted with their personal information such as their financial condition. Any breach of this trust will be considered a serious violation of Company policy.

  Reporting Violations and Effect of Violations—All Associates are responsible for reporting any violations of any policies that are set out in this Handbook. Directors and officers shall report, in person or in writing, any known or suspected violations of laws, governmental regulations or this Code to the Company's General Counsel. Associates who are not directors or officers shall report such violations to your supervisor, or your supervisor's supervisor, or to a member of Senior Management, or you may call the Associate Hot Line anonymously at 1-800-435-5858. The Company will not allow any retaliation against an Associate who acts in good faith in reporting any such violation.

  The Company will investigate any reported violations and will oversee an appropriate response, including corrective action and preventative measures. Associates that violate any laws, governmental regulations or this Code will face appropriate, case-specific disciplinary action, which may include demotion or termination.

  Conflicts of Interest—Associates have an obligation to conduct business within guidelines that prohibit actual or potential conflicts of interest. In general, a conflict of interest arises whenever a person is in a situation where the results of their action or decision could provide personal gain for themselves, a member of their family, or any other person beyond whom is authorized by the Company. You must make good faith efforts to avoid even the appearance of impropriety. Should a situation arise where there is any question as to whether or not a conflict of interest exists, you should bring that matter to the attention of your supervisor for clarification.

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  Exhibit 14.1
America's Car-Mart, Inc. Code of Business Conduct and Ethics